Filed by: Foster Wheeler Ltd.,
Foster Wheeler Holdings Ltd.,
Foster Wheeler Inc.,
FWPI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934.

Subject Company: FW Preferred Capital Trust I

File No.: 005-79124

FOSTER WHEELER ANNOUNCES SECOND-QUARTER

FINANCIAL RESULTS

-	E&C and Energy performance improving
-	Restructuring continues on track
-	Initial registration filed for first of planned debt exchanges

HAMILTON, BERMUDA, August 7, 2003–Foster Wheeler Ltd. (NYSE: FWC) today reported a net loss for the second quarter of 2003 of $29.3 million, or $0.72 per diluted share, compared to a net loss of $86.0 million, or $2.10 per diluted share, for the same quarter last year. Revenues for the second quarter of 2003 totaled $935.8 million compared to $958.9 million in the second quarter of last year. The results for the quarter included expenses of $16.0 million for professional services and severance benefits driven by the company’s restructuring process, legacy expenses of $6.1 million resulting from pension curtailment and revaluation, and net charges of $19.5 million related to five North American projects.

“We think the results, when examined in the context of the charges outlined above along with the relative market weakness, would indicate that our operating initiatives and cost-cutting measures are yielding results,” said Raymond J. Milchovich, chairman, president and chief executive officer. “Our European businesses and our North American power business posted second-quarter earnings at or above plan and last year’s performance.”

“In terms of domestic liquidity, as expected, cash balances declined during the quarter primarily due to the timing of cash flows on certain domestic projects combined with planned, but significant levels of restructuring-related spending,” added Mr. Milchovich. “This trend is forecasted to continue over the next several quarters and is expected to make domestic liquidity more challenging in the fourth quarter. We are addressing this issue by seeking to repatriate additional funds from our non-U. S. subsidiaries and/or successfully completing a major asset monetization.”

“We are making significant progress on what has been and will continue to be a very extensive operational and balance sheet restructuring,” continued Mr. Milchovich. “We believe there exists substantial upside potential in our worldwide operations but that this potential can only be reached with a materially improved financial structure.”

The net loss included pre-tax charges of $41.6 million and $89.0 million for the second quarter 2003 and 2002, respectively. Charges for the second quarter of 2003 include: $22.0 million for revisions to project cost estimates and related receivable reserves; a gain of $2.5 million on the recovery of a project claim; and planned pre-tax expenses of $22.1 million for professional fees, severance and other expenses related to the company’s ongoing restructuring.

Worldwide, cash balances at the end of the quarter were $419 million, compared to $473 million at the end of the first quarter of 2003, and $385 million at the end of the second quarter of 2002. Of the $419 million in cash at the end of the second quarter, $342 million was held by non-U.S. subsidiaries. The company is currently subject to legal and contractual restrictions on the ability to repatriate much of this cash. In certain instances, the company must obtain third party consents and is currently working with the appropriate constituencies with the intent of modifying certain contractual restrictions. As of June 27, 2003, the company’s indebtedness was $1.1 billion, essentially unchanged from year-end 2002 and the end of the second quarter of 2002.

For the six months ended June 27, 2003, revenues were $1.7 billion, down slightly from $1.8 billion in the first six months of last year. The net loss for the period was $49.2 million compared to a net loss of $262.1 million in the first six months of 2002. Pre-tax charges of $60.8 million and $274.7 million were included in the first six months of 2003 and 2002, respectively.

Reported results for the second quarter and first six months of 2003 and 2002 are supplemented with related amounts. A full reconciliation with reported amounts and details of the charges are included in the attached tables. Management believes these supplemental financial measures provide useful information and a more comprehensive understanding of the financial results.

Bookings and Segment Performance

New orders booked during the second quarter of 2003 were $647.1 million compared to $533.2 million in the second quarter of last year, excluding orders of $115.2 million related to the assets of the environmental business that were sold in the first quarter of 2003. The company’s backlog was $3.3 billion, compared to $3.9 billion at the end of the second quarter of 2002, excluding $1.8 billion related to the environmental business.

Second-quarter new bookings for the Engineering and Construction (E&C) Group were $460.4 million, up 16% compared to $397.3 million during the year-ago quarter, excluding the environmental orders. The increase was due to growth in orders in Europe. The Group’s backlog was $2.2 billion, compared to $2.6 billion at quarter-end 2002, excluding backlog of $1.8 billion for the environmental business. Revenues for the E&C Group in the second quarter of 2003 were $529.2 million, up 9% compared to $485.7 million in the second quarter of 2002, excluding environmental revenues of $74.5 million. The increase was primarily due to higher revenues in the UK. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $12.4 million this quarter, compared to a loss of $9.5 million for the same period last year.

New bookings in the second quarter for the Energy Group increased to $187.4 million, compared to $138.0 as orders increased in both the North American and European operations. Backlog at quarter-end was $1.2 billion, compared to $1.4 billion at quarter-end 2002. Energy Group revenues for the quarter were $409.3 million, essentially flat with $411.9 million in the same quarter of 2002, as improvements in the European power business offset the U.S. power operations decline. EBITDA for the quarter was $27.0 million compared to a loss of $7.8 million last year. Operations in Europe continue to improve on revenue growth while the U.S. business is benefiting from cost reductions and better execution on existing projects.

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Notes to Editor:

1.	Consolidated Statements follow.

2.	Foster Wheeler will conduct a conference call with analysts today (August 7) at 11:00 a.m. Eastern Daylight Savings Time. The call will be accessible to the public by telephone or Web cast. To listen to the call by telephone in the United States, dial 877-692-2588 approximately ten minutes before the call. International access is available by dialing 973-321-1040. The conference call will also be available over the Internet at www.fwc.com or through StreetEvents at www.streetevents.com.

A replay of the call will be available on the company's Web site as well as by telephone. To listen to the replay by telephone, dial 877-519-4471 or 973-341-3080 (replay passcode #4086858 required) starting one hour after the conclusion of the call through 8 p.m. Eastern on Wednesday, August 21, 2003. The replay can also be accessed on the company's Web site for two weeks following the call.

3.	Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

4.	Safe Harbor Statement

This news release contains forward-looking statements that are based on management’s assumptions, expectations and projections about the various industries within which the Corporation operates. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power and environmental industries, changes in regulatory environment, changes in project design or schedules, changes in estimates made by the company of costs to complete projects, contract cancellations, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, and the outcome of cash-generation initiatives.

#       #      #

08-07-03

Media Contact:	Richard Tauberman	908-730-4444

Investor Contact:	John Doyle	908-730-4270

Other Inquiries:		908-730-4000

Foster Wheeler Ltd. and Subsidiaries
Consolidated Statement of Earnings - Summary

(In Thousands of Dollars, Except Per Share Amounts)

	Three months ended		Six months ended

	June 2003	June 2002	June 2003	June 2002

Unfilled orders	$3,345,266	$5,713,223	$3,345,266	$5,713,223
New orders booked	647,088	648,389	1,123,423	1,441,219

Revenues:
Operating revenues	922,238	944,334	1,706,330	1,739,743
Other income	13,568	14,567	40,344	25,187

Total revenues	935,806	958,901	1,746,674	1,764,930

Cost and Expenses:
Cost of operating revenues	859,215	895,547	1,586,344	1,607,479
Selling, general & administrative expenses	47,388	57,706	99,128	111,964
Other deductions/minority interest	28,709	67,792	51,276	106,441
Interest expense	18,410	15,053	35,832	31,957
Dividends on preferred security of subsidiary trust	4,487	4,104	8,859	8,116

Total costs and expenses	958,209	1,040,202	1,781,439	1,865,957

Loss before income taxes	(22,403)	(81,301)	(34,765)	(101,027)
Provision for income taxes	6,935	4,695	14,393	10,579

Net loss prior to cumulative effect of a change in accounting principle	(29,338)	(85,996)	(49,158)	(111,606)

Cumulative effect on prior years (to Dec. 28, 2001) of a change in accounting principle for goodwill, net of $0 tax				(150,500)

Net loss	$(29,338)	$(85,996)	$(49,158)	$(262,106)

Other comprehensive earnings/(loss):
Foreign currency translation adjustment	99	18,683	(716)	9,406
Change in unrealized losses on derivative instruments, net of tax				(1,679)
Reclassification of unrealized gain on derivative instruments to earnings		(456)		(2,155)

Comprehensive loss	$(29,239)	$(67,769)	$(49,874)	$(256,534)

Foster Wheeler Ltd. and Subsidiaries
Consolidated Statement of Earnings - Summary

(In Thousands of Dollars, Except Per Share Amounts)

		Three months ended		Six months ended

		June 2003	June 2002	June 2003	June 2002

Loss per share :
Basic:
Net loss prior to cumulative effect of a change in accounting principle		($0.72)	($2.10)	($1.20)	($2.73)

Cumulative effect on prior years (to Dec. 28, 2001) of a change in accounting principle for goodwill					($3.67)

Net loss per share		($0.72)	($2.10)	($1.20)	($6.40)

Diluted:
Net loss prior to cumulative effect of a change in accounting principle		($0.72)	($2.10)	($1.20)	($2.73)

Cumulative effect on prior years (to Dec. 28, 2001) of a change in accounting principle for goodwill					($3.67)

Net loss per share		($0.72)	($2.10)	($1.20)	($6.40)

Shares outstanding (in thousands) :
Basic:	Weighted average number of shares outstanding	41,044	40,945	41,039	40,932
Diluted:	Effect of share options	*	*	*	*
Convertible Debt		*	*	*	*

Total diluted		41,044	40,945	41,039	40,932

See attached schedule of charges for the three and six months ended June 2003 and 2002.

*	The effect of the stock options and convertible debt were not included in the calculation of diluted earnings per share as they were antidilutive due to the loss.

Foster Wheeler Ltd. and Subsidiaries
Major Business Groups

(In Thousands of Dollars)

	Three months ended		Six months ended

	June 2003	June 2002	June 2003	June 2002

Engineering and Construction (EC)
Unfilled orders	$2,188,642	$4,360,236	$2,188,642	$4,360,236
New orders booked	460,384	512,596	723,157	895,906
Revenues	529,184	560,167	1,011,989	981,302
Interest expense	(179)	(251)	(809)	(569)
Earnings/(loss) before income taxes and cumulative effect of a change in accounting principle	10,350	(13,237)	20,155	7,265
EBITDA	12,394	(9,512)	24,542	15,124

Energy (E)
Unfilled orders	1,163,620	1,364,728	1,163,620	1,364,728
New orders booked	187,366	137,995	397,516	551,968
Revenues	409,288	411,916	735,715	799,336
Interest expense	4,865	4,357	9,733	11,738
Earnings/(loss) before income taxes and cumulative effect of a change in accounting principle	16,875	(18,197)	36,669	(19,971)
EBITDA	26,979	(7,817)	57,465	3,754

Corporate and Financial Services (CF) (2)
Unfilled orders	(6,996)	(11,741)	(6,996)	(11,741)
New orders booked	(662)	(2,202)	2,750	(6,655)
Revenues	(2,666)	(13,182)	(1,030)	(15,708)
Interest expense (1)	18,211	15,051	35,767	28,904
(Loss) before income taxes	(49,628)	(49,867)	(91,589)	(88,321)
EBITDA	(30,405)	(33,677)	(53,797)	(57,181)

Total
Unfilled orders	3,345,266	5,713,223	3,345,266	5,713,223
New orders booked	647,088	648,389	1,123,423	1,441,219
Revenues	935,806	958,901	1,746,674	1,764,930
Interest expense (1)	22,897	19,157	44,691	40,073
(Loss) before income taxes	(22,403)	(81,301)	(34,765)	(101,027)
Provision for income taxes	6,935	4,695	14,393	10,579
Net (loss) prior to cumulative effect of a change in accounting principle	(29,338)	(85,996)	(49,158)	(111,606)
Cumulative effect on prior years of a change in accounting principle for goodwill				(150,500)
Net (loss)	(29,338)	(85,996)	(49,158)	(262,106)
EBITDA	$8,968	($51,006)	$28,210	($38,303)

See attached schedule of charges by group for the three and six months ended June 2003 and 2002.

1)	Includes dividends on preferred security of subsidiary trust.

2)	Includes intersegment eliminations

Foster Wheeler Ltd.
Summary of Charges

(In Thousands of Dollars)

	Three months ended June 27, 2003				Six months ended June 27, 2003

	E & C	Energy	C & F	Total	E & C	Energy	C & F	Total

Gain on sale of assets					(15,300)			(15,300)
Revision to project cost estimates and related receivable reserve	15,000	7,000		22,000	36,100	2,000		38,100
Recovery of project claims	(2,500)			(2,500)	(2,500)			(2,500)
Restructuring and credit agreement costs			10,100	10,100			20,500	20,500
Severance	1,000		1,400	2,400	3,800	3,300	1,500	8,600
Increased pension and postretirement medical costs	(1,600)		7,700	6,100	(1,600)		7,700	6,100
Legal and other			3,500	3,500			5,300	5,300

Total	11,900	7,000	22,700	41,600	20,500	5,300	35,000	60,800

	Three months ended June 28, 2002				Six months ended June 28, 2002

	E & C	Energy	C & F	Total	E & C	Energy	C & F	Total

Change in accounting for goodwill					48,700	101,800		150,500
Losses recognized in anticipation of asset sales		31,800		31,800		50,800		50,800
Revision to project claim estimates and related costs	27,200	20,700		47,900	27,200	20,700		47,900
Revision to project cost estimates and related receivable reserve	300	(18,400)		(18,100)	300	(14,400)		(14,100)
Performance intervention, restructuring and credit agreement costs			12,000	12,000			18,900	18,900
Severance		3,100	1,500	4,600		3,100	1,500	4,600
Increased pension and postretirement medical costs			2,600	2,600			5,300	5,300
Legal and other		1,800	6,400	8,200		3,500	7,300	10,800

Total	27,500	39,000	22,500	89,000	76,200	165,500	33,000	274,700

Foster Wheeler Ltd. and Subsidiaries
Condensed Consolidated Balance Sheet

(In Thousands of Dollars)

	Actual	Actual
ASSETS	06/27/03	12/27/02
CURRENT ASSETS:
Cash and cash equivalents	$370,487	$344,305
Short-term investments	281	271
Accounts and notes receivable	564,780	628,221
Contracts in process and inventories	213,280	279,824
Prepaid, deferred and refundable income taxes	34,188	41,155
Prepaid expenses	38,441	36,071

Total current assets	1,221,457	1,329,847

Land, buildings and equipment	731,021	769,680
Less accumulated depreciation	360,822	361,861

Net book value	370,199	407,819
Restricted cash	48,521	84,793
Notes and accounts receivable – long-term	30,685	21,944
Investment and advances	91,301	88,523
Goodwill, net	50,756	50,214
Other intangible assets, net	72,372	72,668
Prepaid pension cost and related benefit asset	26,922	26,567
Asbestos-related insurance recovery receivable	520,717	534,045
Other assets	163,770	156,279
Deferred income taxes	74,225	69,578

TOTAL ASSETS	$2,670,925	$2,842,277

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Current installments on long-term debt	$27,661	$31,562
Bank loans	442	14,474
Accounts payable and accrued expenses	608,533	635,089
Estimated costs to complete long-term contracts	596,936	645,763
Advance payments by customers	76,402	82,658
Income taxes	61,483	64,517

Total current liabilities	1,371,457	1,474,063

Corporate and other debt less current installments	335,321	341,702
Special-purpose project debt less current installments	175,690	181,613
Capital lease obligations	60,144	58,237
Deferred income taxes	7,763	8,333
Pension, postretirement and other employee benefits	463,694	437,820
Asbestos-related liability	481,178	519,790
Other long-term liabilities and minority interest	114,083	109,373
Subordinated Robbins facility exit funding obligations	107,285	107,285
Convertible subordinated notes	210,000	210,000
Trust preferred securities	175,000	175,000

TOTAL LIABILITIES.	3,501,615	3,623,216

SHAREHOLDERS’ DEFICIT:
Common Stock	40,772	40,772
Paid-in capital	201,841	201,718
Retained deficit	(703,149)	(653,991)
Accumulated other comprehensive loss	(370,154)	(369,438)

TOTAL SHAREHOLDERS’ DEFICIT	(830,690)	(780,939)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,670,925	$2,842,277

Foster Wheeler Ltd. and Subsidiaries
CALCULATION OF EBITDA

(In Thousands of Dollars)

	Three months ended		Six months ended

	June 2003	June 2002	June 2003	June 2002

Consolidated Total
Loss Before Taxes(before goodwill charge)	(22,403)	(81,301)	(34,765)	(101,027)
Interest Expense	22,897	19,157	44,691	40,073
Depreciation and Amortization	8,474	11,138	18,284	22,651

EBITDA	8,968	(51,006)	28,210	(38,303)

Engineering & Construction
Earnings Before Taxes(before goodwill charge)	10,350	(13,237)	20,155	7,265
Interest Expense	(179)	(251)	(809)	(569)
Depreciation and Amortization	2,223	3,976	5,196	8,428

EBITDA	12,394	(9,512)	24,542	15,124

Energy
Earnings Before Taxes(before goodwill charge)	16,875	(18,197)	36,669	(19,971)
Interest Expense	4,865	4,357	9,733	11,738
Depreciation and Amortization	5,239	6,023	11,063	11,987

EBITDA	26,979	(7,817)	57,465	3,754

Corporate & Financial
Loss Before Taxes(before goodwill charge)	(49,628)	(49,867)	(91,589)	(88,321)
Interest Expense	18,211	15,051	35,767	28,904
Depreciation and Amortization	1,012	1,139	2,025	2,236

EBITDA	(30,405)	(33,677)	(53,797)	(57,181)

Second Quarter 2003 Conference Call Script

August 7, 2003

Operator:

Ladies and gentlemen, welcome to the Foster Wheeler Ltd. second-quarter earnings conference call.

(Operator instructions to participants.)

I would now like to turn the call over to Richard Tauberman, who currently leads the company’s communications team. Please begin, sir.

Richard Tauberman:

Thank you, operator.

Good morning everyone, and thank you for joining us today. Our news release announcing our second-quarter 2003 results was issued early this morning. We hope that you have had an opportunity to see it. The news release has also been posted to our Web site at www.fwc.com. In addition, we plan to file our second-quarter 2003 Form 10-Q today with the Securities and Exchange Commission.

Before turning to the discussion of our financial results, let me remind you that any comments made today about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. A discussion of factors that could cause actual results to vary is contained in Foster Wheeler’s annual and quarterly reports filed with the SEC.

On July 15, 2003, Foster Wheeler filed documents with the Securities and Exchange Commission related to the company’s proposed debt exchanges and we are in a “quiet period.” On the advice of counsel, we will not be opening up the call to questions. We intend to resume our regular Q&A sessions at the appropriate time.

I’d like to introduce Ray Milchovich, Chairman, President and CEO of the company and Ken Hiltz, CFO, who will provide commentary on the quarter.

Ray Milchovich:

Thank you, Richard, good morning every one and thank you for joining us.

First off I want to say that I appreciate your understanding that due to our quiet period and the advice of counsel, our conference call today will not have the normal question and answer session. We have attempted in our prepared remarks to answer some of the questions that you might have asked.

When I spoke with you at the end of the first quarter, I stated that our results for that period provided some initial evidence that we were making progress toward our key operational goals. Our program to establish more predictable and higher performing project operations, along with our cost cutting initiatives continued to yield positive results in the second quarter.

Our European businesses and our North American power business posted second-quarter earnings at or above plan and last year’s performance. Orders for both our E&C and Energy groups increased from the second quarter of 2002, when the numbers from our environmental business are excluded.

•	Foster Wheeler Energy Limited of the UK booked a $90 million contract for a clean fuels project for New Zealand Refining Company to be executed by Foster Wheeler Thailand. This builds on the experience and leadership of our U.K. and Italian business units in undertaking clean fuels projects in Europe.

•	During the quarter, we announced that Foster Wheeler Energy Limited was awarded a five-year Long Term agreement from ExxonMobil for project work upgrading facilities throughout Europe. We booked the first piece of business for a UK project in the first quarter and are currently working in Continental Europe for ExxonMobil on three projects for which we are awaiting full release.

•	Our UK business unit was appointed project management contractor by China National Offshore Oil Corporation and Shell Petrochemicals for the implementation phase of a world-scale, $4.3 billion petrochemicals project in Guangdong Province. The work on this project is as part of a consortium with Bechtel and China’s Sinopec Engineering. The initial scope of our work is estimated at $14 million.

•	Our Spanish E&C group was awarded a total of $58 million in contracts for hydrotreater revamps for facilities in Spain. We also recorded $39 million in bookings in our UK E&C group, covering new projects and increased work in the Middle East and Africa at oil & gas and refinery facilities.

•	Among the bookings for Foster Wheeler Iberia’s Energy Division during the quarter was $21 million with Endesa, Spain’s largest utility, to upgrade four steam-generating units at the As Pontes power plant.

•	While the North American power market remains challenging, we continue to see a steady level of bookings and opportunities in the maintenance and service sectors of the business. Thanks to our strength in these businesses as well as our operational and cost initiatives, we remain on track to report our first profitable year in the last four in our North American power business unit.

•	We booked $57 million for Selective Catalytic Reduction installations under existing business alliances with major U.S. utilities. Our North American Power Group is a leader in enabling U.S. utilities to meet the 2004 NOx reduction regulations established by the EPA.

•	Expanding on the relationship our UK E&C business has at Nanhai Petrochemicals, our North American Power business unit entered into an agreement to supply a single heat recovery steam generator with a selective catalytic reduction system for Nanhai’s project in Guangdong Province, China.

•	Our European power business continues to distinguish itself as a market leader with such highlights as the award of front-end work for a project utilizing the next generation supercritical once-through circulating fluidized-bed technology. The potential scope of the full project could approximate $150 million and notice to proceed could follow in the fourth quarter.

While the business environment remains challenging due to global economic conditions, our markets are showing initial signs of renewed activity. A more optimistic outlook in the industries we serve, improving financial markets and growing geopolitical stability are resulting in pick-up in business opportunities around the world. We are seeing movement on projects previously delayed by economic uncertainty and concerns about Iraq and SARS.

As I have stated repeatedly, we believe the operations of Foster Wheeler have significant upside. However, this upside will only be achieved when the balance sheet is restructured to properly support the business. Our second-quarter operating results would indicate that our performance improvement initiatives are gaining traction and beginning to capture some of the upside potential. We’re also beginning to see a level of momentum in booking new contracts.

Now I’d like to turn the call over to Ken to review the quarter.

Ken Hiltz:

Thank you, Ray. Good morning.

New orders booked during the quarter were $647 million, up 21% from $533 million in the second quarter of last year, excluding $115 million related to the environmental business that was sold in the first quarter of 2003.

Our backlog was $3.3 billion at the end of the quarter, compared to $3.9 billion at the end of the second quarter of 2002, excluding the $1.8 billion related to environmental. Although contract levels have not been as high as we have seen in recent years, resulting in a declining backlog, we are still gaining quality business.

In our E&C group, new orders booked during the quarter were $460 million compared to $397 million a year ago, excluding the environmental orders. The 16% increase in new business was fueled by growth in both the UK and Continental Europe. A $90 million clean fuels contract, a $71 million pharma contract and a $58 million refinery revamp contract led the business booked in the quarter.

Backlog for the group at the end of the quarter was $2.2 billion, down from $2.6 billion at the end of last year’s second quarter excluding the $1.8 billion environmental backlog. The remaining decrease was primarily due to delays in new project awards to later in 2003 and early 2004.

In our Energy Group, new orders during the second quarter were $188 million, a 36% increase over the $138 million booked in the second quarter last year, with increases occurring in both the North American and European groups. Notable new business for the quarter included a $57 million Selective Catalytic Reduction installation in the U.S. and a $21 million modification of a pulverized-coal unit in Spain.

Backlog at the end of the quarter for the Group was $1.2 billion, compared to $1.4 billion at the end of last year’s second quarter. Backlog increased in the European power operating units but was more than offset by declines in North American power. The backlog decrease in North America was primarily due to several major Heat Recovery Steam Generators and Selective Catalytic Reduction contracts that were booked during 2001 and executed in 2002. In addition, 2002 included a major engineering, construction and procurement power project that was booked and largely executed during the year.

For the second quarter of 2003, we reported revenues of $936 million, an increase of 6% over $885 million last year, excluding the environmental revenues. Growth in the European operations more than offset declines in the U.S. operations.

Revenues for the quarter in E&C were $529 million, an increase of 9% compared to $486 million last year, excluding environmental revenues. This was driven mainly by increases in the UK. EBITDA was $12 million this quarter, compared to a loss of $10 million for the same period last year, mainly due to improvements in Continental Europe.

Revenues in the second quarter for the Energy Group were $409 million, essentially flat with $412 million in 2002 as improvements in Europe offset the U.S. power operations decline. EBITDA for the group in the second quarter was $27 million, compared to a loss of $8 million last year. Operations in Europe continue to improve on revenue growth while the U.S. business is benefiting from cost reductions and better execution on existing projects.

We recorded a net loss for the quarter of $29 million, which included net pre-tax charges of $42 million, compared to a net loss in last year’s quarter of $86 million, which included net pre-tax charges of $89 million. This quarter’s pre-tax charges were comprised of the following items:

•	$22 million of the charges relate to revisions to project cost estimates and related receivable reserves on four North American projects. Of the $22 million, $8 million relates to reserves recorded on two government contracts that were retained from the environmental sale, $7 million related to a Canadian fired heater contract and $7 million for an anticipated loss on a now-completed project currently in litigation.

•	A gain of $2.5 million was recorded in settlement of a dispute and corresponding claim from a client. Cash proceeds of $23 million were received in July and will be recorded in the third quarter.

•	In addition, $22 million of planned pre-tax expenses were incurred this quarter for professional fees, severance, pension curtailment and other expenses related to the company’s ongoing restructuring. These costs will continue in the future, although the exact amounts are uncertain. Our goal is to complete the restructuring by early 2004.

In terms of domestic liquidity, as expected, cash balances declined during the quarter from $473 million to $419 million of which $342 million was held by our non-U.S. subsidiaries. The decline was primarily due to the timing of cash flows on certain domestic projects combined with planned, but significant levels of restructuring-related spending. This trend is forecasted to continue over the next several quarters and is expected to make domestic liquidity more challenging in the fourth quarter. We are addressing this issue by seeking to repatriate additional funds from our non-U.S. subsidiaries and/or successfully completing a major asset monetization. We are subject to legal and contractual restrictions on our ability to repatriate much of our non-U.S. cash. In certain instances, we must obtain third party consents and we are currently working to modify certain contractual restrictions.

On July 15, 2003, the company filed a Form S-4 with the Securities and Exchange Commission which outlined the terms of the company’s exchange offer for certain of its securities as well as its overall restructuring strategy. The company intends that this strategy will enable it to significantly reduce its debt levels and improve its overall financial condition. The company is currently in a quiet period awaiting comment from the SEC on the offer. Interested parties are encouraged to refer to the S-4 for particulars on the restructuring strategy during this quiet period. In anticipation of the exchange offer, the company requested and received the necessary amendments to its Senior Credit Facility to enable it to proceed with the restructuring strategy.

With regard to asbestos, during the quarter we received 20,500 new claims and resolved 1,700. At quarter-end, we had approximately 169,900 claims pending. Asbestos indemnity and defense costs were approximately $25.3 million in the second quarter, substantially all of which is covered by insurance.

As previously reported, our coverage-in-place arrangement for the funding of our asbestos program, which covered 95% of all asbestos related costs, was terminated in June 2001. Since then the number of pending claims has increased because of the delay we have experienced in accessing insurance proceeds. In the second quarter we took an important step in resolving this issue by entering into a settlement agreement with Liberty Mutual Insurance Company. This agreement will provide a significant portion of the funding for asbestos related costs over a 19-year period. In July, we received an initial payment of $6 million. We are continuing to negotiate similar settlements with other insurance companies in our portfolio. As proceeds of insurance policies become available we expect the number of open claims in our portfolio to return to historical levels.

As previously announced, on March 18 we received official notification from the New York Stock Exchange that we were not in compliance with their listing standards. We held discussions with the Exchange and on May 5 we submitted a plan that demonstrated compliance within 18 months from the notification. On July 10, the Exchange accepted our plan for continued listing on the Exchange. We will work with the Exchange to execute our plan to achieve compliance within the 18-month plan period. During the 18-month plan period, Foster Wheeler’s common stock will continue to trade on the Exchange, subject to quarterly monitoring by the Exchange of the company’s execution of its plan.

Richard Tauberman:

Thank you for your attention. As I mentioned at the beginning of the call, due to the “quiet period” we have been advised not to conduct our normal Q&A session. We appreciate your participation today. We look forward to speaking with you over the coming months. Thank you, and good-bye.